Buenos Aires, March 20, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you to inform you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares that will be destined for the implementation of a Share Compensation Plan, in accordance with art. 64 of Law 26.831 and the National Securities Commission (“Comisión Nacional de Valores”) regulation and the terms and conditions approved by the Board of Directors on its meeting held on March 8, 2018 as informed to the market on the Relevant Event published on that same date.

To this regard, I inform that the Company has acquired 250,000 of its own ordinary shares, with a nominal value of AR$1 each, and one vote per share; and 49,637 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of Shares	Price AR$	Total Amount - AR$	Broker
Mar-20-18	250,000	50.03170	12,507,925	Allaria Ledesma y Cia S.A.

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
Mar-20-18	49,637	61.739724	3,064,575	Allaria Ledesma y Cia S.A.

Sincerely.

________________________________

María Agustina Montes

Head of Market Relations